UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
13d-2 (b)

(Amendment No. )

Skye Bioscience, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

83086J101

(CUSIP Number)

August 18, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83086J101	13G

1.	Name of Reporting Persons Versant Venture Capital III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 629,022,108 shares of Common Stock (2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 629,022,108 shares of Common Stock (2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 629,022,108 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 19.6% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by Versant Venture Capital III, L.P. (“Versant III”), Versant Side Fund III, L.P. (“Side Fund III”) and Versant Ventures III, LLC (“Versant Ventures III” and, with Versant III and Side Fund III, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of (i) 498,978,878 shares of Common Stock held by Versant III and (ii) 130,043,230 shares of Common Stock issuable upon exercise of warrants held by Versant III that are currently exercisable. Versant Ventures III is the sole general partner of Versant III. Versant Ventures III shares voting and investment power over the securities held by Versant III and as a result may be deemed to have beneficial ownership over such securities.

(3)	This percentage is calculated based upon the sum of (i) an approximate 3.08 billion shares of Common Stock outstanding as of August 18, 2023, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 21, 2023 and (ii) 130,043,230 shares of Common Stock issuable upon exercise of warrants held by Versant III.

CUSIP No. 83086J101	13G

1.	Name of Reporting Persons Versant Side Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,715,048 shares of Common Stock (2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,715,048 shares of Common Stock (2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,715,048 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.1% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of (i) 2,946,924 shares of Common Stock held by Side Fund III and (ii) 768,124 shares of Common Stock issuable upon exercise of warrants held by Side Fund III that are currently exercisable. Versant Ventures III is the sole general partner of Side Fund III. Versant Ventures III shares voting and investment power over the securities held by Side Fund III and as a result may be deemed to have beneficial ownership over such securities.

(3)	This percentage is calculated based upon the sum of (i) an approximate 3.08 billion shares of Common Stock outstanding as of August 18, 2023, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 21, 2023 and (ii) 768,124 shares of Common Stock issuable upon exercise of warrants held by Side Fund III.

CUSIP No. 83086J101	13G

1.	Name of Reporting Persons Versant Ventures III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 632,737,156 shares of Common Stock (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 632,737,156 shares of Common Stock (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 632,737,156 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 19.7% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of (i) 498,978,878 shares of Common Stock held by Versant III; (ii) 130,043,230 shares of Common Stock issuable upon exercise of warrants held by Versant III that are currently exercisable; (iii) 2,946,924 shares of Common Stock held by Side Fund III; and (iv) 768,124 shares of Common Stock issuable upon exercise of warrants held by Side Fund III that are currently exercisable. Versant Ventures III is the sole general partner of each of Versant III and Side Fund III. Versant Ventures III shares voting and investment power over the securities held by each of Versant III and Side Fund III and as a result may be deemed to have beneficial ownership over such securities.

(3)	This percentage is calculated based upon the sum of (i) an approximate 3.08 billion shares of Common Stock outstanding as of August 18, 2023, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 21, 2023; (ii) 130,043,230 shares of Common Stock issuable upon exercise of warrants held by Versant III; and (iii) 768,124 shares of Common Stock issuable upon exercise of warrants held by Side Fund III.

Introductory Note: This Statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.001 per share (“Common Stock”), of Skye Bioscience, Inc. (the “Issuer”).

Item 1

(a)	Name of Issuer:

Skye Bioscience, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

11250 El Camino Real, Suite 100

San Diego, CA 92130

Item 2

(a)	Name of Person(s) Filing:

Versant Venture Capital III, L.P. (“Versant III”)

Versant Side Fund III, L.P. (“Side Fund III”)

Versant Ventures III, LLC (“Versant Ventures III”)

(b)	Address of Principal Business Office:

c/o Versant Ventures

One Sansome Street, Suite 1650

San Francisco, CA 94104

(c)	Citizenship:

Entities:	Versant III	-	Delaware Limited Partnership
	Side Fund III	-	Delaware Limited Partnership
	Versant Ventures III	-	Delaware Limited Liability Company

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

83086J101

Item 3

Not applicable.

Item 4	Ownership.

(a)	Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person.

(b)	Percent of class:

See Row 11 of the cover page for each Reporting Person.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreements of each of Versant III and Side Fund III and the limited liability company agreement of Versant Ventures III, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of securities of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 28, 2023

Versant Venture Capital III, L.P.

By:	Versant Ventures III, LLC
Its:	General Partner

By:	/s/ Max Eisenberg
Max Eisenberg, Chief Operating Officer

Versant Side Fund III, L.P.

By:	Versant Ventures III, LLC
Its:	General Partner

By:	/s/ Max Eisenberg
Max Eisenberg, Chief Operating Officer

Versant Ventures III, LLC

By:	/s/ Max Eisenberg
Max Eisenberg, Chief Operating Officer

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned, and any amendments thereto executed by the undersigned shall be filed on behalf of each of the undersigned without the necessity of filing any additional joint filing agreement. The undersigned acknowledge that each is responsible for the timely filing of such statement on Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness or accuracy of the information concerning the others of the undersigned, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate or incomplete. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: August 28, 2023

Versant Venture Capital III, L.P.

By:	Versant Ventures III, LLC
Its:	General Partner

By:	/s/ Max Eisenberg
Max Eisenberg, Chief Operating Officer

Versant Side Fund III, L.P.

By:	Versant Ventures III, LLC
Its:	General Partner

By:	/s/ Max Eisenberg
Max Eisenberg, Chief Operating Officer

Versant Ventures III, LLC

By:	/s/ Max Eisenberg
Max Eisenberg, Chief Operating Officer